DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

July 23, 2009

VIA COURIER AND EDGAR

Ms. Jennifer Gowetzki

Ms. Erin Martin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Wells Mid-Horizon Value-Added Fund I, LLC Amendment no. 3 to Form 10 Filed on July 23, 2009 File No. 000-53626

Dear Ms. Gowetzki and Ms. Martin:

On behalf of our client, Wells Mid-Horizon Value-Added Fund I, LLC (the “Company”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment no. 3 to the above-referenced Form 10 (“Amendment No. 3”).

In response to an oral comment from the staff of the Commission’s Division of Corporation Finance (the “Staff’) received on July 14, 2009, Amendment No. 3 is being filed to include the supporting schedules or exhibits omitted from the Company’s previously filed material contracts.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from the Company’s second filing on July 1, 2009, together with copies of this letter as filed with the Commission.

Thank you for your attention to this matter. Please contact me with any comments that you may have.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner